

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

January 16, 2020

Tobin Cobb
President and Chief Executive Officer
3650 REIT Commercial Mortgage Securities LLC
2977 McFarlane Road
Suite 300
Miami, Florida 33133

> **Re:** **3650 REIT Commercial Mortgage Securities LLC**
> **Registration Statement on Form SF-3**
> **Filed December 20, 2019**
> **File No. 333-235647**

Dear Mr. Cobb:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

2. We are unable to determine from your form of prospectus, or underlying transaction documents, which party will be responsible for the preparation and filing of Form ABS-EE, which is required at the time of the prospectus, and on an ongoing basis at the time of your Form 10-D. Please revise your prospectus and transaction documents as necessary

to identify the party responsible for filing Schedule AL data on Form ABS-EE and to clarify that such information will be filed on an ongoing basis.

Summary of Terms

Sponsors, page 22

3. We note your statement on the cover over your registration statement that Grass River Real Estate Credits Partners Loan Funding LLC is in the process of changing its name to 3650 REIT Loan Funding LLC. We also note your disclosure on page 180 under the heading "The Sponsors and Mortgage Loan Sellers – 3650 REIT" that the sponsor is doing business as "3650 REIT." On page 22, however, the sponsor is identified as "Grass River Real Estate Credit Partners Loan Funding, LLC" without reference to the pending name change or the "d/b/a" designation. For the avoidance of any confusion, please revise your disclosure throughout your prospectus as necessary to consistently identify the sponsor and indicate that you will revise the prospectus as necessary when the sponsor's name change is finalized.

Primary Servicer, page 24

4. Please revise your bracketed disclosure to indicate that you will identify and provide information about the roles for each affiliated servicer and each unaffiliated servicer that services 10% or more of the pool of assets as contemplated by Item 1108(a)(2) of Regulation AB. Please note that the 20% threshold in Item 1108(a)(3) applies to the additional disclosure required under Items 1108(b)-(e) of Regulation AB. See Item 1103(a)(1) and Item 1108(a) of Regulation AB.

Subordination, Allocation of Losses and Certain Expenses, page 36

5. We note your statement on page 37 that, "[o]ther than the subordination of certain classes of certificates…no other form of credit enhancement will be available for the benefit of the holders of the offered certificates." On pages 27, 48, and 334-37, however, you include placeholders to disclose information about swap contracts, swap counterparties, or other derivative instruments. Please reconcile these statements.

Risk Factors

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 81

6. We note that you do not intend to provide static pool data. It is unclear why you have included a risk factor describing factors an investor should take into account when reviewing static pool information if static pool information is not being provided. It appears that this risk factor does not describe a risk related to your offering. Please revise to provide the static pool information or revise the risk factor.

Description of the Mortgage Pool

Delinquency Information, page 154

7. We note your disclosure that the asset pool may include delinquent loans. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

Additional Information, page 179

8. We note your disclosure on page 180 that a Form ABS-EE will be filed on or prior to the date of the filing of the prospectus is included in brackets. As it is unclear why the information is bracketed, please revise to remove the brackets and confirm that a Form ABS-EE containing the information required by Item 1125 of Regulation AB will be filed on or prior to the date of the filing of this prospectus.

Transaction Parties

The Depositor, page 188

9. We note your cross-reference to a section titled "The Depositor" "in the accompanying prospectus." It is unclear what this cross-reference is referring to. Please revise.

The Certificate Administrator, page 190

10. Please revise your bracketed statement that disclosure regarding the certificate administrator will be added to refer to "Item 1109 of Regulation AB," rather than "Item 1109 of Regulation AB II."

The Master Servicer, 191

11. Please confirm that, for each servicer contemplated by your form of prospectus, you will provide information regarding the servicer's financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance or performance of the certificates. See Item 1108(b)(4) of Regulation AB.

Description of the Certificates

Information Available Electronically, page 230

12. Please revise the list of "SEC EDGAR filings" to include the Form ABS-EE.

Description of the Mortgage Loan Purchase Agreements, page 239

13. We note your disclosure on page 244 that the repurchase, substitution, or payment of a Loss Value Payment obligations will constitute the sole remedy available to the Certificateholders and the trustee under the PSA for any uncured breach of representations and warranties. This statement appears to be inconsistent with your disclosure on page 321 about the ability of a Certificateholder to initiate dispute resolution proceedings where a repurchase request has not been resolved. Please revise here and throughout your prospectus and transaction documents as necessary to provide consistent disclosure.

Pooling and Servicing Agreement

The Asset Representations Reviewer – Asset Review, page 307

14. We note your disclosure that once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan. To the extent an asset representations review was conducted previously with respect to a Mortgage Loan, we do not object if such loan is not included in any further asset representations reviews, unless either such loan is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. Also refer to Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB II Adopting Release. Please also revise your transaction documents where appropriate.

Limitation on Rights of Certificateholders to Institute a Proceeding, page 329

15. We note your disclosure that "[n]o Certificateholder will have any right under the PSA to institute any proceeding with respect to the PSA or with respect to the certificates," except in specified circumstances. Please revise to clarify that such restrictions and conditions do not apply to, and will not otherwise impair, investors' ability to utilize the dispute resolution and asset representations review provisions that you describe on pages 304-11 and pages 321-23.

Annexes

16. Please revise your prospectus as necessary to include language which indicates that each annex is specifically incorporated into the prospectus.

Prospectus Back Cover Page, page E-2

17. It appears that the statement regarding prospectus delivery obligations of the dealer is incomplete. Please revise. Refer to Item 502(b) of Regulation S-K and Exchange Act Rule 15c2-8.

Exhibits

18. In your next pre-effective amendment, please file your form of depositor certification by the chief executive officer as Exhibit 36.1. Refer to Item 601(b)(36) of Regulation S-K and General Instruction I.B.1.(a) of Form SF-3.

19. Please confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.

Exhibit 4.1

20. We note that you have listed the Asset Data File (Exhibit No. 102) and Asset Related Document (Exhibit No. 103) as exhibits to Form 10-K filings in Exhibit CC to the Pooling and Servicing Agreement (PSA). The Asset Data File and Asset Related Documents must be filed as exhibits to Form ABS-EE and, as noted in comment 2 above, incorporated by reference into the prospectus (at the time of the offering) and the Form 10-D (for ongoing reporting). Please revise as necessary. Refer to Item 10 of Form SF-3 and General Instruction D(3)(a) and Item 1A of Form 10-D.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Greg Prindle, Esq.
        Cadwalader, Wickersham & Taft LLP

        Mark Jefferis, Esq.
        3650 REIT